
September 20, 2013

<u>Via E-mail</u>
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

     RE: The Home Depot, Inc.
               Form 10-K for the Year Ended February 3, 2013
               Filed March 28, 2013
               Response dated September 6, 2013
               File No. 1-8207

Dear Ms. Tomé:

     We have reviewed your response letter dated September 6, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Management's Discussion and Analysis, page 17</u>

<u>Executive Summary and Selected Consolidated Statement of Earnings Data, page 17</u>

We note your response to comment two from our letter dated August 8, 2013. Notwithstanding the fact that online sales are a part of your Interconnected Retail strategy, it appears that you prominently discuss your online experience in great detail. For example, in your Q1 2013 earnings call transcript, you disclosed that you continue to improve the overall dotcom experience for your customers. In addition, you were pleased that online traffic to your site was up almost 50% and as part of that not surprisingly mobile traffic more than doubled. In your Q2 2013 earnings call transcript, you disclosed that almost one out of every three online orders are completed in the store either through Buy Online Pickup in Store, or Buy Online Ship to Store. Given your consistent discussion of online activity, in future filings, please disclose the percentage of your net sales that are online sales or disclose that your online sales are immaterial for the periods presented. Please show us in your supplemental response what the revision will look like.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief